Dreyfus Premier State Municipal Bond Fund,
Connecticut Series Statement of Investments   July 31, 2004 (Unaudited)

Long-Term Municipal Investments--98.2%	Principal Amount ($)		Value ($)
Connecticut--68.7%			
Connecticut:			
5.25%, 3/1/2012 (Prerefunded 3/1/2007)	3,000,000	a	3,252,270
5%, 3/15/2012 (Prerefunded 3/15/2008)	70,000	a	76,235
8.442%, 3/15/2012	5,000,000	b,c	5,890,850
5.125%, 3/15/2013 (Prerefunded 3/15/2008)	25,000	a	27,353
5.25%, 3/1/2016 (Prerefunded 3/1/2007)	2,700,000	a	2,925,612
5%, 8/15/2021 (Insured; FGIC)	1,000,000		1,042,450
5%, 10/15/2021 (Insured; FSA)	3,500,000		3,630,935
5.25%, 10/15/2021 (Insured; MBIA)	7,915,000		8,471,978
5%, 8/15/2022 (Insured; FGIC)	1,000,000		1,036,410
5.25%, 10/15/2022 (Insured; MBIA)	2,000,000		2,129,780
Airport Revenue (Bradley International Airport):			
5.25%, 10/1/2013 (Insured; FGIC)	30,000		32,005
9.231%, 10/1/2013	2,750,000	b,c	3,117,098
5.25%, 10/1/2016 (Insured; FGIC)	20,000		21,022
9.231%, 10/1/2016	2,225,000	b,c	2,452,440
(Clean Water Fund) Revenue:			
5.25%, 7/15/2012	15,000		16,415
9.211%, 7/15/2012	4,850,000	b,c	5,765,292
5.125%, 9/1/2014 (Prerefunded 9/1/2009)	3,050,000	a	3,381,444
Special Obligation Rate Reduction			
5%, 12/30/2010	8,000,000		8,787,760
Special Tax Obligation Revenue			
(Transportation Infrastructure):			
5.50%, Series A, 11/1/2007 (Insured; FSA)	4,580,000		5,010,245
5.50%, Series B, 11/1/2007 (Insured; FSA)	5,000,000		5,469,700
7.125%, 6/1/2010	3,400,000		4,034,644
5.375%, 7/1/2020 (Insured; FSA)	2,000,000		2,164,560
Connecticut Development Authority, Revenue:			
Airport Facility (Learjet Inc. Project)			
7.95%, 4/1/2026	2,300,000		2,627,336
First Mortgage Gross, Health Care Project:			
(Church Homes Inc.)			
5.80%, 4/1/2021	3,000,000		2,848,350
(Elim Park Baptist Home):			
5.375%, 12/1/2018	2,300,000		2,313,593
5.75%, 12/1/2023	1,000,000		1,016,150
PCR (Connecticut Light and Power):			
5.85%, 9/1/2028	3,200,000		3,330,912
5.95%, 9/1/2028	1,945,000		2,024,336
Water Facilities (Bridgeport Hydraulic)			
6.15%, 4/1/2035 (Insured; AMBAC)	2,750,000		3,003,028

Connecticut Health and Educational Facilities		
Authority, Revenue:		
(Childrens Medical Center)		
5%, 7/1/2021 (Insured; MBIA)	3,000,000	3,098,220
(Connecticut State University System Issue)		
5%, 11/1/2013 (Insured; FSA)	3,000,000	3,285,330
(Danbury Hospital)		
5.75%, 7/1/2029 (Insured; AMBAC)	3,000,000	3,188,100
(Greenwich Academy)		
5.75%, 3/1/2026 (Insured; FSA)	3,130,000	3,297,329
(Hartford University)		
5.625%, 7/1/2026	4,200,000	4,424,910
(Hospital for Special Care)		
5.375%, 7/1/2017 (Insured; ACA)	3,680,000	3,737,776
(Loomis Chaffee School Project):		
5.25%, 7/1/2021	900,000	945,432
5.50%, 7/1/2023	2,150,000	2,291,083
5.25%, 7/1/2031	3,000,000	3,071,070
(New Britian General Hospital)		
6.125%, 7/1/2014 (Insured; AMBAC)	1,000,000	1,023,670
(Sacred Heart University):		
6.50%, 7/1/2016 (Prerefunded 7/1/2006)	1,465,000 a	1,615,968
6.125%, 7/1/2017 (Prerefunded 7/1/2007)	1,000,000 a	1,121,390
6.625%, 7/1/2026 (Prerefunded 7/1/2006)	2,720,000 a	3,006,660
(Trinity College Issue):		
5%, 7/1/2022 (Insured; MBIA)	1,970,000	2,039,265
5%, 7/1/2024 (Insured; MBIA)	1,590,000	1,622,976
5.875%, 7/1/2026 (Insured; MBIA)		
(Prerefunded 7/1/2006)	2,500,000 a	2,734,350
(University of New Haven):		
6.625%, 7/1/2016	2,050,000	2,138,293
6.70%, 7/1/2026	8,605,000	8,822,620
(William W. Backus Hospital)		
5.75%, 7/1/2027 (Insured; AMBAC)	2,500,000	2,659,875
(Windham Community Memorial Hospital)		
6%, 7/1/2020	1,000,000	1,033,960
(Yale, New Haven Hospital)		
5.70%, 7/1/2025 (Insured; MBIA)	8,070,000	8,630,380
(Yale University)		
5.125%, 7/1/2027	5,400,000	5,477,760
Connecticut Housing Finance Authority		
(Housing Mortgage Finance Program):		
5.05%, 11/15/2021	4,950,000	5,044,644
6%, 11/15/2027	4,000,000	4,123,640
5.45%, 11/15/2029	5,805,000	5,917,269

Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project):		
5.50%, 1/1/2014	8,050,000	8,068,435
5.50%, 1/1/2020	7,000,000	6,956,530
Greenwich Housing Authority, MFHR (Greenwich Close):		
6.25%, 9/1/2017	2,840,000	2,846,617
6.35%, 9/1/2027	2,000,000	1,949,100
Hartford Parking System, Revenue		
6.50%, 7/1/2025	1,500,000	1,544,325
Sprague, EIR (International Paper Co. Project)		
5.70%, 10/1/2021	1,350,000	1,360,382
Stamford 6.60%, 1/15/2010	2,750,000	3,218,133
University of Connecticut:		
5.25%, 2/15/2013	3,450,000	3,834,503
5.75%, 3/1/2015 (Insured; FGIC) (Prerefunded 3/1/2010)	1,770,000 a	2,017,092
5.75%, 3/1/2016 (Insured; FGIC) (Prerefunded 3/1/2010)	2,500,000 a	2,849,000
5%, 1/15/2018 (Insured; MBIA)	2,370,000	2,519,547
5%, 1/15/2019 (Insured; MBIA)	2,140,000	2,263,050
5.125%, 2/15/2020 (Insured; MBIA)	1,000,000	1,057,560
5.125%, 2/15/2021 (Insured; MBIA)	1,100,000	1,156,892
Special Obligation Student Fee Revenue:		
6%, 11/15/2016 (Insured; FGIC) (Prerefunded 11/15/2010)	2,425,000 a	2,818,359
6%, 11/15/2017 (Insured; FGIC) (Prerefunded 11/15/2010)	2,000,000 a	2,324,420
5.25%, 11/15/2021 (Insured; FGIC)	1,755,000	1,882,185
5.75%, 11/15/2029 (Insured; FGIC) (Prerefunded 11/15/2010)	2,500,000 a	2,870,250

U. S. Related--29.5%

Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds		
6%, 7/1/2026 (Prerefunded 7/1/2010)	5,000,000 a	5,745,000

Commonwealth of Puerto Rico:		
5.50%, 7/1/2012 (Insured; MBIA)	50,000	56,771
9.761%, 7/1/2012 (Insured; MBIA)	2,000,000 b,c	2,541,640
9.761%, 7/1/2013 (Insured; MBIA)	3,950,000 b,c	5,037,791
5.65%, 7/1/2015 (Insured; MBIA)	6,690,000	7,662,458
(Public Improvement):		
5.50%, 7/1/2013 (Insured; MBIA)	100,000	113,769
5.25%, 7/1/2014 (Insured; MBIA)	3,925,000	4,391,565
5.25%, 7/1/2015 (Insured; MBIA)	1,000,000	1,116,720
6%, 7/1/2015 (Insured; MBIA)	2,000,000	2,363,660
5.25%, 7/1/2027 (Insured; FSA)		
(Prerefunded 7/1/2011)	2,795,000 a	3,122,295
5.25%, 7/1/2027 (Insured; FSA)	1,705,000	1,765,681
Puerto Rico Aqueduct and Sewer Authority,		
Revenue 6.25%, 7/1/2013 (Insured; MBIA)	9,000,000	10,741,050
Puerto Rico Electric Power Authority,		
Power Revenue:		
5.125%, 7/1/2026 (Insured; FSA)	4,000,000	4,119,000
5.25%, 7/1/2029 (Insured; FSA)	8,000,000	8,259,440
Puerto Rico Highway and Transportation Authority:		
Highway Revenue:		
5.50%, 7/1/2013 (Insured; MBIA)	10,000	11,377
9.741%, 7/1/2013 (Insured; MBIA)	2,290,000 b,c	2,920,643
5.50%, 7/1/2026 (Insured; FSA)		
(Prerefunded 7/1/2006)	2,375,000 a	2,572,790
5.50%, 7/1/2036	8,500,000	8,840,595
Transportation Revenue 5.75%, 7/1/2041	3,000,000	3,170,610
Puerto Rico Industrial Tourist, Educational,		
Medical and Environmental Control Facilities		
Financing Authority, Revenue (Teachers		
Retirement System) 5.50% 7/1/2021	800,000	855,552
Puerto Rico Ports Authority, Special Facilities		
Revenue (American Airlines)		
6.25%, 6/1/2026	3,105,000	2,088,796
Puerto Rico Public Finance Corp.		
(Commonwealth Appropriation)		
6%, 8/1/2026 (Insured; AGC)	7,450,000	8,695,789
University of Puerto Rico, University Revenue		
5.50%, 6/1/2015 (Insured; MBIA)	5,000,000	5,214,300
Virgin Islands Public Finance Authority, Revenue,		
Gross Receipts Taxes Loan Note		
6.375%, 10/1/2019	2,000,000	2,239,180

Virgin Islands Water and Power Authority, Electric System 5.30%, 7/1/2021		1,750,000	1,727,040
Total Investments (cost $298,587,693)		**98.2%**	**317,162,065**
Cash and Receivables (Net)		**1.8%**	**5,675,835**
Net Assets		**100.0%**	**322,837,900**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by
   U.S. Government securities which are held in escrow
   and are used to pay principal and interest on the
   municipal issue and to retire the bonds in full
   at the earliest refunding date.

b Securities exempt from registration under Rule 144A
   of the Securities Act of 1933. These securities may
   be resold in transactions exempt from registration,
   normally to qualified institutional buyers.
   At July 31,2004, these securities amounted to
   $27,725,754 or 8.6% of net assets.

c Inverse floater security - the interest rate is
   subject to change periodically.

Dreyfus Premier State Municipal Bond Fund, Florida Series
Statement of Investments
July 31, 2004 (Unaudited)

Long--Term Municipal Investments--97.7%	Principal Amount ($)	Value ($)
Brevard County, IDR (Nui Corp Project)		
6.40%, 10/1/2024 (Insured; AMBAC)	1,000,000	1,026,989
Broward County Housing Finance Authority, MFHR:		
(Emerald Palms Apartments)		
5.60%, 7/1/2021 (Collateralized; FNMA)	2,000,000	2,062,459
(Pembroke Villas Project)		
5.55%, 1/1/2023 (Insured; FSA)	1,000,000	1,025,499
Broward County School Board, COP:		
5.25%, 7/1/2018 (Insured; MBIA)	1,855,000	1,993,586
5%, 7/1/2021 (Insured; FSA)	1,250,000	1,291,624
Cape Coral, Water & Sewer Revenue		
5.25%, 10/1/2017 (Insured; AMBAC)	1,890,000	2,053,862
Capital Projects Finance Authority		
Revenue:		
(Airports Project):		
5.25%, 6/1/2014 (Insured; MBIA)	1,485,000	1,605,567
5%, 6/1/2020 (Insured; MBIA)	1,465,000	1,510,386
Student Housing		
(Capital Projects Loan)		
5.50%, 10/1/2017 (Insured; MBIA)	2,520,000	2,667,546
Dade County Housing Finance Authority, SFMR		
6.70%, 4/1/2028 (Collateralized: FNMA, GNMA)	2,950,000	3,031,538
Davie, Water & Sewer Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	475,000	513,542
Escambia County, Sales Tax Revenue		
5.25%, 10/1/2018 (Insured; AMBAC)	1,200,000	1,297,008
Escambia County Housing Finance Authority, SFMR		
(Multi-County Program)		
5.50%, 10/1/2021		
(Collateralized: FNMA, GNMA)	4,785,000	4,944,915

Florida (Jacksonville Transportation)		
5%, 7/1/2012	3,000,000	3,209,790
Florida Board of Education:		
Capital Outlay (Public Education):		
5%, 6/1/2011	1,200,000	1,281,624
4.75%, 6/1/2019 (Insured; MBIA)	800,000	819,976
Lottery Revenue:		
5.25%, 7/1/2017 (Insured; FGIC)	3,890,000	4,198,594
5%, 7/1/2020 (Insured; FGIC)	1,480,000	1,540,295
Florida Housing Finance Agency:		
(Brittany Rosemont Apartments)		
7%, 2/1/2035 (Insured; AMBAC)	6,000,000	6,158,220
Single Family Mortgage:		
6.65%, 1/1/2024 (Collateralized: FNMA,GNMA)	735,000	753,765
6.65%, 7/1/2026 (Insured; MBIA)	460,000	469,563
Florida Intergovernmental Finance Commission,		
Capital Revenue:		
5%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,044,130
5.125%, 2/1/2031 (Insured; AMBAC)	1,500,000	1,514,850
Florida Municipal Loan Council, Revenue		
5.25%, 5/1/2017 (Insured; MBIA)	1,825,000	1,967,496
Hillsborough County School District,		
Sales Tax Revenue		
5.375%, 10/1/2018 (Insured; AMBAC)	2,075,000	2,252,682
Jacksonville:		
Excise Taxes Revenue		
5.375%, 10/1/2019 (Insured; AMBAC)	3,450,000	3,726,449
Guaranteed Entitlement Revenue		
5.375%, 10/1/2020 (Insured; FGIC)	3,795,000	4,088,202
Jacksonville Electric Authority, Revenue		
5%, 10/1/2013	965,000	999,808
Jea, St John's River Power Park System Revenue:		
5%, 10/1/2017	1,500,000	1,563,630
5%, 10/1/2018	1,500,000	1,556,130
Lee County Housing Finance Authority SFMR:		
6.30%, 3/1/2029 (Collateralized: FNMA,GNMA)	470,000	480,049
(Multi-County Program)		
7.45%, 9/1/2027 (Collateralized: FNMA,GNMA)	215,000	220,779

Manatee County Housing Finance Authority, Mortgage Revenue 5.85%, 11/1/2033 (Collateralized; GNMA)	4,065,000	4,282,599
Marion County School Board, COP 5.25%, 6/1/2017 (Insured; FSA)	2,015,000	2,178,215
Miami-Dade County, Solid Waste System Revenue 5.50%, 10/1/2017 (Insured; FSA)	2,595,000	2,855,772
Miami-Dade County Housing Finance Authority, MFMR: (Country Club Villa) 5.70%, 7/1/2021 (Insured; FSA)	400,000	417,684
(Miami Stadium Apartments) 5.40%, 8/1/2021 (Insured; FSA)	1,275,000	1,316,603
North Miami Educational Facilities, Revenue (Johnston & Wales University Project) 5%, 4/1/2017	1,800,000	1,896,282
Orange County Housing Finance Authority, MFHR: (Palm Grove Gardens) 5.15%, 1/1/2023 (Collateralized; FNMA)	1,175,000	1,199,569
(Seminole Pointe Project) 5.75%, 12/1/2023	2,840,000	2,910,631
Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program) 7.75%, 7/1/2017	1,995,000	2,007,529
Palm Bay, Uitlity Revenue (Capital Appreciation) Zero Coupon, 10/1/2020 (Insured; FGIC)	1,845,000	816,984
(Palm Bay Utility Corporation Project) 5%, 10/1/2019 (Insured; MBIA)	500,000	525,680
Palm Beach County Housing Finance Authority Single Family Mortgage Purchase Revenue 6.55%, 4/1/2027 (Collateralized: FNMA,GNMA)	345,000	356,244
Palm Beach County School Board, COP (Master Lease) 5%, 8/1/2017 (Insured; AMBAC)	1,905,000	2,024,882
Pinellas County Housing Finance Authority, SFMR (Multi-County Program) 6.70%, 2/1/2028 (Collateralized: FNMA,GNMA)	1,655,000	1,690,434
Port Palm Beach District, Revenue: Zero Coupon, 9/1/2022	1,000,000	395,510
Zero Coupon, 9/1/2023	1,000,000	369,500

Port St. Lucie:		
Storm Water Utility Revenue		
5%, 5/1/2023 (Insured; MBIA)	1,750,000	1,791,073
Utility Revenue 5%, 9/1/2017 (Insured; MBIA)	1,000,000	1,063,370
Seminole Water Control District 6.75%, 8/1/2022	1,910,000	1,954,522
South Broward Hospital District, HR		
5.60%, 5/1/2027	4,000,000	4,135,160
St. Lucie County, Sales Tax Revenue		
5.25%, 10/1/2017 (Insured; MBIA)	1,885,000	2,048,430
Tampa:		
(Alleghany Health System - St. Joseph)		
6.50%, 12/1/2023		
(Insured; MBIA) (Prerefunded 12/1/2004)	1,000,000 a	1,037,220
Utility Tax Zero Coupon, 4/1/2017 (Insured; AMBAC)	2,110,000	1,171,156
Village Center Community Development District		
Utility Revenue 5.25%, 10/1/2023 (Insured; MBIA)	1,000,000	1,051,840
Winter Park, Water & Sewer Revenue:		
5.375%, 12/1/2017 (Insured; AMBAC)	1,645,000	1,792,343
5.375%, 12/1/2018 (Insured; AMBAC)	1,730,000	1,877,327
Winter Springs, Water & Sewer Revenue		
5%, 4/1/2020 (Insured; MBIA)	1,585,000	1,647,814
Total Long-Term Municipal Investments		
(cost $104,598,959)		**107,684,926**
Short-Term Municipal Investments--1.3%		
Dade County Industrial Development		
Authority, PCR, VRDN (Florida		
Power & Light Company Project) 1.15%		
(cost $1,400,000)	1,400,000 b	**1,400,000**
Total Investments (cost $105,998,959)	**99.0%**	**109,084,926**
Cash and Receivables (Net)	**1.0%**	**1,086,724**
Net Assets	**100.0%**	**110,171,650**

Notes To Statement Of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are
   used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date
b Securities payable on demand. Variable interest rate--subject to periodic change
c At July 31, 2004, the Fund had $31,320,552 (28.4% of net assets) invested in securities whose payment of
   principal and interest is dependent upon revenues generated from housing projects.

Premier State Municipal Bond Fund - Maryland Series
Statement of Investments
July 31, 2004 (Unaudited)

Long-Term Municipal Investments--96.3%	Principal Amount($)	Value($)
Maryland--93.0%		
Anne Arundel County:		
EDR (Community College) 5%, 9/1/2017	2,255,000	2,347,387
Special Obligation:		
(Arundel Mills):		
5.125%, 7/1/2021	1,000,000	1,058,310
5.125%, 7/1/2023	1,000,000	1,046,840
(National Business Park):		
5.125%, 7/1/2021	1,000,000	1,058,310
5.125%, 7/1/2023	1,125,000	1,177,695
5.125%, 7/1/2024	500,000	520,175
Baltimore, Port Facilities Revenue		
(Consolidated Coal Sales Co.) 6.50%, 12/1/2010	4,090,000	4,296,545
Baltimore Board of School Commissioners		
School Systems Revenue:		
5%, 5/1/2016	1,500,000	1,603,470
5%, 5/1/2017	1,265,000	1,344,594
Baltimore City Housing Corp., MFHR		
7.25%, 7/1/2023 (Collateralized; FNMA)	2,845,000	2,896,096
Gaithersburg, Hospital Facilities Improvement Revenue		
(Shady Grove) 6.50%, 9/1/2012 (Insured; FSA)	10,000,000	11,893,300
Howard County:		
(Consolidated Public Improvement):		
5%, 8/15/2015	2,600,000	2,822,768
5%, 8/15/2016	1,000,000	1,079,070
5%, 8/15/2017	1,250,000	1,341,650
5%, 8/15/2018	1,500,000	1,598,985
5%, 8/15/2019	1,000,000	1,060,320
5.25%, 8/15/2019 (Prerefunded 2/15/2012)	1,800,000 a	2,002,644
5.25%, 8/15/2020 (Prerefunded 2/15/2012)	1,800,000 a	2,002,644
5.25%, 8/15/2021 (Prerefunded 2/15/2012)	1,765,000 a	1,963,704
COP 8.15%, 2/15/2020	605,000	855,210
(Metropolitan District):		
5.25%, 8/15/2019 (Prerefunded 2/15/2012)	155,000 a	172,450
5.25%, 8/15/2019	1,545,000	1,662,142
Maryland Community Development Administration,		
Department of Housing and Community Development:		
5.60%, 7/1/2033	1,200,000	1,215,012
Housing Revenue 5.95%, 7/1/2023	3,040,000	3,121,381
Multi-Family Housing (Insured Mortgage)		
6.70%, 5/15/2036 (Insured; FHA)	7,710,000	7,934,515

Residential:		
5.50%, 9/1/2014	890,000	927,941
5.30%, 9/1/2016	5,000,000	5,243,300
5.90%, 9/1/2019	2,000,000	2,058,440
5.85%, 9/1/2021	7,500,000	7,826,250
5.70%, 9/1/2022	5,340,000	5,534,376
5.60%, 9/1/2028	5,000,000	5,142,900
Single Family Program 4.95%, 4/1/2015	4,605,000	4,783,628
Maryland Department of Transportation,		
County Transportation 5.50%, 2/1/2016	2,000,000	2,271,460
Maryland Economic Development Corp., Revenue:		
(Health & Mental Hygiene Providers Facilities		
Acquisition Program) 8.75%, 3/1/2017	3,560,000	3,523,261
Lease:		
5%, 9/15/2014	1,000,000	1,080,050
5%, 9/15/2015	2,025,000	2,170,010
5%, 9/15/2016	1,290,000	1,372,237
(Aviation Administration Facilities):		
5.50%, 6/1/2016 (Insured; FSA)	3,120,000	3,377,119
5.50%, 6/1/2018 (Insured; FSA)	2,535,000	2,722,767
5.375%, 6/1/2019 (Insured; FSA)	9,530,000	10,098,369
(Montgomery County Wayne Avenue):		
5.25%, 9/15/2014	5,000,000	5,481,250
5.25%, 9/15/2016	2,940,000	3,185,637
Student Housing:		
(Frostburg State University) 6%, 10/1/2024	5,000,000	5,094,050
(Morgan State University) 6%, 7/1/2022	2,950,000	3,048,914
(University of Maryland College Park) 6%, 6/1/2021	1,760,000	1,874,629
(University Village at Sheppard Pratt):		
5.875%, 7/1/2021	1,750,000	1,834,245
6%, 7/1/2033	1,750,000	1,810,935
Maryland Health and Higher Educational Facilities		
Authority, Revenue:		
(Carroll County General Hospital):		
6%, 7/1/2018	500,000	534,875
6%, 7/1/2019	665,000	708,464
6%, 7/1/2020	750,000	796,755
6%, 7/1/2021	550,000	581,895
(Institute College of Art) 5.50%, 6/1/2021	335,000	346,042
(Johns Hopkins Hospital) 5%, 11/15/2019	7,600,000	7,815,688
(Loyola College Issue)		
5.375%, 10/1/2026 (Insured; MBIA)	1,710,000	1,759,966
(Union Hospital of Cecil County) 6.70%, 7/1/2009	1,990,000	2,160,822
(University of Maryland Medical Systems):		
5%, 7/1/2016 (Insured; AMBAC)	1,075,000	1,140,446
5%, 7/1/2017 (Insured; AMBAC)	500,000	527,390
5.75%, 7/1/2017	3,000,000	3,219,510
6%, 7/1/2022	2,000,000	2,146,260
7%, 7/1/2022 (Insured; FGIC)	4,500,000	5,740,830
5%, 7/1/2024 (Insured; AMBAC)	1,000,000	1,016,150
6%, 7/1/2032	3,000,000	3,141,150

Maryland Industrial Development Financing Authority, EDR (Medical Waste Association) 8.75%, 11/15/2010	630,000	557,115
Maryland State and Local Loan Facilities:		
5%, 8/1/2016	10,000,000	10,761,500
5%, 8/1/2017	1,200,000	1,284,816
Montgomery County:		
5.25%, 10/1/2015	2,000,000	2,176,620
Consolidated Public Improvement 5%, 2/1/2019	7,650,000	8,088,804
Special Obligation (West Germantown Development District):		
5.375%, 7/1/2020	500,000	526,060
5.50%, 7/1/2027	2,975,000	3,085,075
Montgomery County Housing Opportunities Commission, SFMR:		
Zero Coupon, 7/1/2028	41,025,000	10,886,394
Zero Coupon, 7/1/2033	3,060,000	568,609
Morgan State University, Academic and Auxiliary Facilities Fees Revenue:		
5%, 7/1/2020 (Insured; FGIC)	500,000	526,255
5%, 7/1/2022 (Insured; FGIC)	1,000,000	1,040,470
Northeast Waste Disposal Authority:		
RRR (Hartford County Resource Recovery Facility):		
5.25%, 3/15/2013 (Insured; AMBAC)	1,400,000	1,484,924
5.25%, 3/15/2014 (Insured; AMBAC)	1,220,000	1,281,476
Solid Waste Revenue:		
5.50%, 4/1/2015 (Insured; AMBAC)	7,000,000	7,541,730
5.50%, 4/1/2016 (Insured; AMBAC)	8,000,000	8,583,360
(Montgomery County Resource Recovery) 6%, 7/1/2008	2,720,000	2,948,779
Prince Georges County, Revenue (Dimensions Health Corp.)		
5.30%, 7/1/2024	4,335,000	3,274,919
Prince Georges County Housing Authority, Mortgage Revenue (Riverview Terrace) 6.70%, 6/20/2020		
(Collateralized; GNMA)	2,000,000	2,052,720
Washington Suburban Sanitary District (General Construction):		
5%, 6/1/2015	5,000,000	5,348,300
5%, 6/1/2016	1,500,000	1,596,345

U.S. Related--3.3%

Puerto Rico Commonwealth, Public Improvement:		
5.125%, 7/1/2030 (Insured; FSA) (Prerefunded 7/1/2011)	3,430,000 a	3,803,150
5.125%, 7/1/2030 (Insured; FSA)	1,970,000	2,007,016
Puerto Rico Electric Power Authority, Power Revenue		
5.125%, 7/1/2026	1,500,000	1,544,625

Puerto Rico Infrastructure Financing Authority Special Tax Revenue 5%, 7/1/2016 (Insured; AMBAC)	1,275,000	1,356,128
Total Long-Term Municipal Investments (cost $244,416,519)		**252,498,418**
Short-Term Municipal Investments--2.7%		
Baltimore County, EDR (Garrison Forest School) VRDN 1.13% (LOC; Suntrust Bank)	4,210,000 b	4,210,000

Maryland Economic Development Corp., EDR
  (Federation of American Societies) VRDN
  1.13% (LOC; Suntrust Bank)
	2,800,000 b	2,800,000

Total Short-Term Municipal Investments (cost $7,010,000)		**7,010,000**
Total Investments (cost $251,426,519)	**99.0%**	**259,508,418**
Cash and Receivables (Net)	**1.0%**	**2,733,178**
Net Assets	**100.0%**	**262,241,596**

Notes to Statement of Investments:

a   Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Securities payable on demand. Variable interest rate--subject to periodic change.

Premier State Municipal Bond Fund -- Massachusetts Series
Statement of Investments
July 31, 2004 (Unaudited)

Long-Term Municipal Investments--98.8%	Principal Amount ($)		Value ($)
Massachusetts--82.9%			
Boston Industrial Development Financing Authority, Sewer Facility Revenue (Harbor Electric Energy Co. Project) 7.375%, 5/15/2015	2,140,000		2,148,795
Greater Lawrence Sanitation District 5.75%, 6/15/2014 (Insured; MBIA)	1,425,000		1,615,066
Massachusetts Bay Transportation Authority:			
Assessment Revenue 5.25%, 7/1/2030	1,750,000		1,786,662
(General Transportation Systems) 7%, 3/1/2021	1,000,000		1,250,500
Sales Tax Revenue 5%, 7/1/2022	1,000,000		1,026,590
Massachusetts (Consolidated Loan):			
5.375%, 8/1/2022 (Insured; MBIA) (Prerefunded 8/1/2012)	970,000	a	1,076,127
5.375%, 8/1/2022 (Insured; MBIA) (Prerefunded 8/1/2012)	30,000	a	33,414
Massachusetts Development Finance Agency, Revenue:			
(Landmark School) 5.25%, 6/1/2029	1,100,000		1,103,179
(Massachusetts College of Pharmacy) 6.375%, 7/1/2023	1,000,000		1,084,070
(Neville Community) 5.75%, 6/20/2022 (Collateralized; GNMA)	600,000		653,310
Massachusetts Educational Financing Authority, Education Loan Revenue 5.85%, 7/1/2014 (Insured; AMBAC)	590,000		612,243
Massachusetts Health and Educational Facilities Authority, Revenue:			
(Community College Program) 5.25%, 10/1/2026 (Insured; AMBAC)	2,845,000		2,915,528
(Harvard University) 5%, 7/15/2022	1,045,000		1,079,255
Healthcare Systems (Covenant Health) 6%, 7/1/2022	2,000,000		2,107,860
(Milford-Whitinsville Hospital) 6.50%, 7/15/2023	1,000,000		1,035,980
(Partners Healthcare System):			
6%, 7/1/2016	1,520,000		1,675,861
5%, 7/1/2020	1,200,000		1,224,180
5.75%, 7/1/2032	1,350,000		1,409,657
(Schepens Eye Research) 6.50%, 7/1/2028	2,135,000		2,270,188
(Simmons College) 5%, 10/1/2023 (Insured; FGIC)	1,000,000		1,026,200

(Tufts University):		
5.50%, 8/15/2018	1,625,000	1,846,423
5.25%, 2/15/2030	2,000,000	2,046,020
(Wheaton College) 5%, 7/1/2016	1,255,000	1,312,906
Massachusetts Housing Finance Agency:		
Housing Development		
5.40%, 6/1/2020 (Insured; MBIA)	1,200,000	1,234,656
Rental Mortgage Housing Revenue		
6%, 7/1/2037 (Insured; AMBAC)	1,000,000	1,021,740
Massachusetts Industrial Finance Agency, Revenue:		
Health Care Facility		
(Metro Health Foundation, Inc. Project)		
6.75%, 12/1/2027	1,000,000	923,990
Resource Recovery (Ogden Haverhill Project)		
5.60%, 12/1/2019	1,000,000	971,870
Water Treatment (American Hingham)		
6.95%, 12/1/2035	3,000,000	3,158,400
Massachusetts Water Pollution Abatement Trust		
(Pool Program):		
5%, 8/1/2016	1,000,000	1,062,630
5.375%, 8/1/2027	1,775,000	1,835,155
Narragansett Regional School District		
6.50%, 6/1/2016 (Insured; AMBAC)	1,205,000	1,406,536
New England Educational Loan Marketing Corporation		
Student Loan Revenue 6.90%, 11/1/2009	1,000,000	1,081,740
Route 3 North Transportion Improvement		
Association, LR 5.75%, 6/15/2018		
(Insured; MBIA) (Prerefunded 6/15/2010)	1,000,000 a	1,134,920
University of Massacuhsetts Building Authority,		
Project Revenue		
5.25%, 11/1/2015 (Insured; AMBAC)	1,000,000	1,092,180
Westfield 6.50%, 5/1/2017(Insured; FGIC)		
(Prerefunded 5/1/2010)	1,750,000 a	2,065,508

U.S. Related--15.9%

Commonwealth of Puerto Rico		
Public Improvement		
5.25%, 7/1/2017	1,460,000	1,620,074
Puerto Rico Electric Power Authority, Power Revenue		
5.125%, 7/1/2026	1,000,000	1,029,750

Puerto Rico Highway and Transportation Authority,			
Transportation Revenue:			
5.75%, 7/1/2019		2,000,000	2,270,280
5.50%, 7/1/2023		1,000,000	1,062,810
Puerto Rico Public Buildings Authority,			
Guaranteed Government Facilities Revenue:			
6.25%, 7/1/2015 (Insured; AMBAC)		1,100,000	1,326,402
5.75%, 7/1/2022		1,900,000	2,140,977
Total Investments (cost $56,379,816)		**98.8%**	**58,779,632**
Cash and Receivables (Net)		**1.2%**	**722,614**
Net Assets		**100.0%**	**59,502,246**

Note to Statement of Investments

a   Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Premier State Municipal Bond Fund-Michigan Series
Statement of Investments   **July 31, 2004**

Long Term Municipal Investments--98.5%	Principal Amount ($)	Value ($)
Michigan:		
Allegan Hospital Finance Authority, HR (Allegan General Hospital):		
6.875%, 11/15/2017	4,460,000	4,589,429
7%, 11/15/2021	800,000	825,112
Anchor Bay School District, Building and Site 6%, 5/1/2023		
(Insured; FGIC) (Prerefunded 5/1/2009)	1,500,000 a	1,701,285
Brighton Area School District:		
Zero Coupon, 5/1/2014 (Insured; AMBAC)	8,000,000	5,262,960
Zero Coupon, 5/1/2020 (Insured; AMBAC)	3,900,000	1,824,810
Clarkston Community School		
5.75%, 5/1/2016 (Insured; FGIC) (Prerefunded 5/1/2005)	1,340,000 a	1,396,052
Detroit, Water Supply Systems Revenue		
5.75%, 7/1/2028 (Insured; FGIC) (Prerefunded 7/1/2011)	4,000,000 a	4,596,120
Detroit City School District:		
5.125%, 5/1/2031 (Insured; FSA)	1,000,000	1,010,310
Building and Site Improvement:		
5.50%, 5/1/2017 (Insured; FGIC)	2,000,000	2,200,180
6%, 5/1/2020 (Insured, FGIC)	1,000,000	1,187,290
Dickinson County Healthcare System, HR:		
5.50%, 11/1/2013 (Insured; ACA)	5,615,000	5,872,672
5.70%, 11/1/2018 (Insured; ACA)	2,810,000	2,907,619
Fowlerville Community Schools School District		
5.60%, 5/1/2016		
(Insured; MBIA) (Prerefunded 5/1/2007)	2,995,000 a	3,255,565
Grand Rapids Housing Finance Authority, Multi-Family Revenue		
7.625%, 9/1/2023 (Collateralized; FNMA)	1,000,000	1,001,760
Grand Valley State University, Revenue		
5.25%, 12/1/2020 (Insured; FGIC)	3,000,000	3,193,560
Huron Valley School District		
Zero Coupon, 5/1/2018 (Insured; FGIC)	6,370,000	3,304,310
Kalamazoo Hospital Finance Authority,		
Hospital Facilities Revenue (Borgess Medical Center)		
6.25%, 6/1/2014 (Insured; FGIC)	2,000,000	2,378,080
Kent County, Airport Facilities Revenue		
(Kent County International Airport):		
5.90%, 1/1/2012 (Prerefunded 1/1/2005)	1,145,000 a	1,188,098
5.90%, 1/1/2013 (Prerefunded 1/1/2005)	1,095,000 a	1,136,216
6.10%, 1/1/2025 (Prerefunded 1/1/2005)	3,000,000 a	3,115,410
Kentwood Public Schools:		
5%, 5/1/2021 (Insured; MBIA)	1,000,000	1,034,680
5%, 5/1/2023 (Insured; MBIA)	2,430,000	2,487,785
Lake Orion Community School District		
5.80%, 5/1/2015 (Insured; AMBAC)	2,085,000	2,162,645

Michigan Building Authority, Lease Revenue			
9.68% 10/15/2017	5,000,000	b,c	5,927,900
Michigan Hospital Finance Authority, HR:			
(Detroit Medical Center) 8.125%, 8/15/2012	75,000		74,669
(Genesys Health Systems)			
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	5,000,000	a	5,468,400
(Trinity Healtheast) 6%, 12/1/2027 (Insured; AMBAC)	3,500,000		3,809,750
Michigan Housing Representatives, COP			
Zero Coupon, 8/15/2022 (Insured; AMBAC)	5,475,000		2,176,094
Michigan Municipal Bond Authority, Revenue:			
(Clean Water State Revolving Fund) 9.492%, 10/1/2021	5,100,000	b,c	5,881,473
(State Revolving Fund)			
6.50%, 10/1/2017 (Prerefunded 10/1/2004)	3,500,000	a	3,600,730
Michigan Strategic Fund, Limited Obligation Revenue:			
(Detroit Education Exempt Facilities) 5.25%, 12/15/2032	1,250,000		1,264,275
(NSF International Project):			
5.125%, 8/1/2019	700,000		713,139
5.25%, 8/1/2026	1,000,000		992,910
SWDR (Genesee Power Station Project) 7.50%, 1/1/2021	2,800,000		2,415,420
Monroe County Economic Development Corp, Ltd. Obligation			
Revenue (Detroit Edison Co. Project)			
6.95%, 9/1/2022 (Insured; FGIC)	2,000,000		2,578,260
Northville, Special Assessment (Wayne County)			
7.875%, 1/1/2006	345,000		346,791
Pontiac Tax Increment Finance Authority, Revenue			
6.375%, 6/1/2031	3,170,000		3,149,490
Redford Unified School District			
5.50%, 5/1/2015 (Insured; AMBAC)	1,260,000		1,418,495
Romulus Economic Development Corp, Ltd. Obligation EDR			
(Romulus Hir Ltd. Partnership Project)			
7%, 11/1/2015 (Insured; ITT Lyndon Property Insurance Co.)	3,700,000		4,559,251
Sterling Heights, Judgment Funding:			
5.375%, 10/1/2017 (Insured; FGIC)	1,000,000		1,082,750
5.375%, 10/1/2018 (Insured; FGIC)	2,030,000		2,197,983
Stockbridge Community Schools			
5.50%, 5/1/2021	600,000		651,450
Sturgis Public School District, School Building and			
Site 5.625%, 5/1/2025	5,085,000		5,442,984
Wyandotte, Electric Revenue:			
5.375%, 10/1/2016 (Insured; MBIA)	1,870,000		2,032,784
5.375%, 10/1/2017 (Insured; MBIA)	2,000,000		2,174,100

TOTAL INVESTMENTS (Cost $107,572,457)	**98.5%**	**115,591,046**
CASH AND RECEIVABLES (NET)	**1.5%**	**1,723,105**
NET ASSETS	**100.0%**	**117,314,151**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security-the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2004,these securities amounted to $5,881,473 5.0% of net assets.

Dreyfus Premier State Municipal Bond Fund, Minnesota Series
Statement of Investments July 31, 2004

Long-Term Municipal Investments--97.6%

Minnesota:	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (Andover Community Center) 5.20%, 2/1/2034	1,500,000	1,458,990
Anoka County, SWDR (United Power Association Project) 6.95%, 12/1/2008 (Guaranteed; National Rural Utilities Cooperative Finance Corp.)	2,535,000	2,575,053
Bloomington Independent School District Number 271 5.125%, 2/1/2024 (Insured; FSA)	2,000,000	2,059,200
Brooklyn Park 5.85%, 2/1/2016 (Insured; FSA)	1,425,000	1,495,965
Chaska, Electric Revenue 6%, 10/1/2020	3,000,000	3,199,110
Columbia Heights, MFHR (Crest View) 6.625%, 4/20/2043 (Collateralized; GNMA)	1,500,000	1,591,605
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Lukes Hospital) 7.25%, 6/15/2032	3,000,000	3,133,800
Inver Grove Heights Independent School District Number 199 5.75%, 2/1/2017	2,225,000	2,346,796
Lake Superior Independent School District Number 381:		
5%, 4/1/2020 (Insured; FSA)	2,510,000	2,625,711
5%, 4/1/2021 (Insured; FSA)	2,640,000	2,746,233
Lakeville Independent School District Number 194 5.50%, 2/1/2024 (Insured; FGIC)	8,700,000	9,324,921
Mahtomedi Independent School District Number 832 Zero Coupon, 2/1/2017 (Insured; MBIA)	1,275,000	716,767
Minneapolis:		
Zero Coupon, 12/1/2014	1,825,000	1,170,920
Health Care Facilities Revenue (Shelter Care Foundation):		
6%, 4/1/2010	565,000	553,287
6.50%, 4/1/2029	1,000,000	922,860
Home Ownership Program 7.10%, 6/1/2021	25,000	25,018
Revenue (Blake School Project) 5.45%, 9/1/2021	2,000,000	2,083,560
Tax Increment Revenue (Saint Anthony Falls Project) 5.75%, 2/1/2027	1,000,000	952,180
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue		

(HealthPartners Obligated Group Project):		
6%, 12/1/2018	1,000,000	1,051,320
6%, 12/1/2020	2,290,000	2,390,371
Minneapolis and Saint Paul Metropolitan Airports Commission,		
Airport Revenue:		
5.25%, 1/1/2016 (Insured; MBIA)	2,460,000	2,658,719
5.75%, 1/1/2032 (Insured; FGIC)	4,995,000	5,378,766
Minneapolis Public Facilities Authority, Water Pollution		
Control Revenue 5.375%, 3/1/2019	3,000,000	3,240,960
State of Minnesota		
(Duluth Airport) 6.25%, 8/1/2014	2,500,000	2,603,975
Minnesota Agricultural and Economic Development Board,		
Revenue:		
(Evangelical Lutheran Project):		
6%, 2/1/2022	1,130,000	1,182,149
6%, 2/1/2027	1,750,000	1,821,960
(Fairview Health Care Systems)		
6.375%, 11/15/2029	4,000,000	4,288,040
Minnesota Higher Education Facilities Authority,		
College and University Revenue		
(University of Saint Thomas):		
5.35%, 4/1/2017	1,000,000	1,046,520
5.40%, 4/1/2022	2,125,000	2,179,124
Minnesota Housing Finance Agency:		
Residential Housing Finance 5%, 1/1/2020	4,495,000	4,608,409
SFMR:		
5.80%, 1/1/2019	1,655,000	1,719,561
5.45%, 1/1/2022 (Insured; MBIA)	805,000	832,491
Minnesota Retirement Systems, Building Revenue		
6%, 6/1/2030	1,475,000	1,623,075
New Hope, Housing and Health Care Facilities Revenue		
(Masonic Home - North Ridge) 5.90%, 3/1/2019	1,000,000	1,008,340
Northern Municipal Power Agency, Electric System Revenue		
9.325%, 1/1/2016 (Insured; FSA)	5,000,000 a,b	5,905,950
Northfield, HR 6%, 11/1/2031	2,000,000	2,063,160
Ramsey, LR (Pact Charter School Project) 6.75%, 12/1/2033	1,000,000	1,005,950
City of Red Wing, Health Care Facilities Revenue		
(River Region Obligation Group) 6.50%, 9/1/2022		
(Prerefunded 9/1/2005)	3,445,000 c	3,621,040
Rosemount Independent School District Number 196		

Zero Coupon, 4/1/2014 (Insured; MBIA)	2,960,000	1,954,281
Saint Cloud Housing and Redevelopment Authority,		
Revenue (State University Foundation Project)		
5.125%, 5/1/2018	1,500,000	1,581,465
Saint Paul Housing and Redevelopment Authority, Revenue:		
Hospital (HealthEast Project)		
5.70%, 11/1/2015 (Insured; ACA)	2,000,000	2,077,460
MFHR (Wellington Project)		
5.10%, 2/1/2024 (Insured; FHLMC)	2,000,000	2,032,500
Parking (Block 19 Ramp)		
5.25%, 8/1/2023 (Insured; FSA)	3,395,000	3,532,362
Single Family Mortgage		
6.90%, 12/1/2021 (Insured; FNMA)	185,000	185,087
Saint Paul Port Authority, Hotel Facility Revenue		
(Radisson Kellogg Project) 7.375%, 8/1/2029	2,850,000	2,874,254
Southern Municipal Power Agency,		
Power Supply System Revenue:		
5%, 1/1/2011 (Insured; MBIA)	3,515,000	3,829,417
Zero Coupon, 1/1/2025 (Insured; MBIA)	4,505,000	1,563,595
Zero Coupon, 1/1/2026 (Insured; MBIA)	4,625,000	1,502,108
Washington County Housing and Redevelopment Authority:		
Hospital Facility Revenue (Healtheast Project)		
5.375%, 11/15/2018 (Insured; ACA)	2,215,000	2,252,013
Pooled Financing 5.50%, 2/1/2032 (Insured; MBIA)	2,000,000	2,081,320
Western Minnesota Municipal Power Agency, Electric Power		
and Light Revenue 5.50%, 1/1/2012 (Insured; AMBAC)	900,000	960,093
Willmar (Rice Memorial Hospital Project)		
5%, 2/1/2032 (Insured; FSA)	4,000,000	4,042,240
Winona, Health Care Facilities Revenue		
(Winona Health) 6%, 7/1/2034	2,500,000	2,513,400

Total Long-Term Municipal Investments   **122,193,451**
(cost $117,440,949)

Short-Term Municipal Investment--.8%

Minnesota:

Minneapolis and Saint Paul Housing and Redevelopment Authority,		
Health Care Systems Revenue, VRDN		
(Childrens Health Care) 1.10%		
(SBPA; Wells Fargo Bank)		
(cost $1,000,000)	1,000,000 d	1,000,000

Total Investments (Cost $118,440,949)   **98.4%**   **123,193,451**

Cash and Receivables (Net)	**1.6%**	**1,959,087**
Net Assets	**100.00%**	**125,152,538**

Notes to Statement of Investments:

a Inverse floater security- the interest rate is subject to change periodically.

b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions
   exempt from registration, normally to qualified institutional buyers. At July 31,2004, this security amounted to $5,905,950
   4.7% of net assets.

c Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used
   to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d Securities payable on demand. Variable rate interest- subject to periodic change.

Dreyfus Premier State Municipal Bond Fund - North Carolina Series
Statement of Investments   **July 31, 2004**

Long Term Municipal Investments--101.4%	Principal Amount ($)	Value ($)
North Carolina--90.9%		
Appalachian State University, Revenue,		
Housing and Student Center System		
5.60%, 7/15/2020 (Insured; FSA)	1,000,000	1,096,860
Cabarrus County, COP, Installment Financing Contract	2,000,000	2,193,940
5.50%, 4/1/2014		
Cary, 5%, 3/1/2019	1,500,000	1,588,065
Catawba County, COP (Public School and Community		
College Project) 5.25%, 6/1/2016 (Insured; MBIA)	805,000	875,534
Charlotte:		
5%, 7/1/2021	1,525,000	1,584,536
5.60%, 6/1/2022	2,770,000	3,054,673
5%, 7/1/2022	2,110,000	2,185,960
Airport Revenue 5.75%, 7/1/2029 (Insured; MBIA)	1,500,000	1,589,760
Storm Water Fee Revenue:		
5.25%, 6/1/2020 (Prerefunded 6/1/2012)	1,000,000 a	1,068,790
6%, 6/1/2025	2,000,000	2,312,720
Water and Sewer System Revenue:		
5.50%, 6/1/2017	1,650,000	1,808,730
5.25%, 6/1/2025 (Prerefunded 6/1/2010)	3,710,000 a	4,147,261
Guilford County 4%, 10/1/2007	2,350,000	2,453,494
Mecklenburg County:		
5%, 4/1/2013	2,000,000	2,155,940
Public Improvement 5%, 4/1/2009	1,040,000	1,133,506
New Hanover County, COP, Public Improvement		
(New Hanover County Projects)		
5.75%, 11/1/2017	1,700,000	1,964,129
New Hanover County Industrial Facilities and Pollution Control		
Financing Authority (Occidental Petroleum)		
6.50%, 8/1/2014 (Prerefunded 11/1/2010)	1,000,000 a	1,020,240
North Carolina Capital Facilities Financing Agency,		
Revenue (Duke University Project)		
5.125%, 7/1/2042	1,000,000	1,002,040
North Carolina Eastern Municipal Power Agency, Power		
System Revenue:		
6.20%, 1/1/2012 (Insured; FGIC)	2,000,000	2,343,700
6%, 1/1/2022 (Insured; ACA)	1,000,000	1,136,070
6.75%, 1/1/2026 (Insured; ACA)	3,000,000	3,283,530
North Carolina Educational Assistance Authority, Guaranteed		
Student Loan Revenue 6.35%, 7/1/2016	4,375,000	4,583,381
North Carolina Housing Finance Agency,		
Single Family Revenue 6.50%, 9/1/2026	1,965,000	2,015,795
North Carolina Medical Care Commission,		
Revenue:		

(Cleveland County Healthcare)		
5.25%, 7/1/2019 (Insured; AMBAC)	1,135,000	1,205,268
(Cypress Glen) 6%, 10/1/2033	1,000,000 b	1,000,280
(DePaul Community Facilities Project)		
7.625%, 11/1/2029	2,115,000	2,167,389
(North Carolina Housing Foundation Inc.)		
6.625%, 8/15/2030 (Insured; ACA)	3,250,000	3,475,582
(Northeast Medical Center Project):		
5.50%, 11/1/2025 (Insured; AMBAC)	1,000,000	1,046,040
5.50%, 11/1/2030 (Insured; AMBAC)	2,000,000	2,058,580
Retirement Facilities (Givens Estates Project)		
6.50%, 7/1/2032	1,000,000	1,009,310
(Southeast Regional Medical Center)		
6.25%, 6/1/2029	2,000,000	2,125,560
(Wilson Memorial Hospital Project)		
Zero Coupon, 11/1/2016 (Insured; AMBAC)	3,055,000	1,715,016
North Carolina Infrastructure Finance Corp., COP		
(North Carolina Correctional Facilities Project)		
5%, 2/1/2011	2,000,000	2,170,100
Shelby, Combined Enterprise System Revenue 5.625%, 5/1/2014	1,000,000	1,029,510
University of North Carolina, University Revenue:		
5.375%, 12/1/2013	1,415,000	1,566,745
(Chapel Hill University) 5%, 12/1/2020	2,000,000	2,065,300
Wake County, Public Improvement 4.50%, 3/1/2009	1,200,000	1,281,444
U.S. Related-10.5%		
Puerto Rico Highway and Transportation Authority,		
Transportation Revenue		
5.50%, 7/1/2012 (Insured; FGIC)	1,500,000	1,703,115
Puerto Rico Public Buildings Authority, Revenue		
(Government Facilities) 4.50%, 7/1/2007	1,000,000	1,050,700
Puerto Rico Public Finance Corp.		
5.375%, 8/1/2024 (Insured; MBIA)		
(Prerefunded 8/1/2011)	4,000,000 a	4,490,200
Virgin Islands Public Finance Authority, Revenues		
Sub Lien Fund Loan Notes 5.875%, 10/1/2018	850,000	870,646
TOTAL INVESTMENTS (Cost $75,284,749)	**101.4%**	**78,629,439**
Liabilities, Less Cash and Recievables	**-1.4%**	**(1,075,268)**
NET ASSETS	**100.0%**	**77,554,171**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to
   pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Purchased on a delayed dilivery basis.

Dreyfus Premier State Municipal Bond Fund - Ohio Series
Statement of Investments   **July 31, 2004**

Long-Term Municipal Investments--95.5%

Ohio--92.8%	Principal Amount ($)	Value ($)
Akron:		
6%, 12/1/2012	1,380,000	1,605,064
5.50%, 12/1/2020 (Insured; MBIA)	1,460,000	1,593,984
Sewer Systems Revenue		
5.875%, 12/1/2016 (Insured; MBIA)	1,200,000	1,302,144
Brunswick City School District		
5%, 12/1/2023 (Insured; AMBAC)	2,000,000	2,042,220
Cincinnati City School District, School Improvement:		
5.375%, 12/1/2018 (Insured; MBIA)	6,560,000	7,126,456
5.25%, 6/1/2019 (Insured; FSA)	1,225,000	1,307,504
Cincinnati Technical College 5.25%, 10/1/2022	2,825,000	2,988,002
Cincinnati, Water System Revenue:		
5.50%, 12/1/2017	1,000,000	1,096,400
5%, 12/1/2020	1,000,000	1,032,650
5%, 12/1/2022	5,545,000	5,665,327
5%, 12/1/2023	3,130,000	3,186,903
Clermont County, Hospital Facilities Revenue		
(Mercy Health Systems)		
5.625%, 9/1/2016 (Insured; AMBAC)	4,250,000	4,651,922
City of Cleveland:		
COP (Stadium Project)		
5.25%, 11/15/2022 (Insured; AMBAC)	1,210,000	1,269,350
Public Power System Revenue		
5.125%, 11/15/2018 (Insured; MBIA)	9,650,000	10,202,076
Waterworks Revenue:		
5.50%, 1/1/2021 (Insured; MBIA)	8,000,000	8,956,000
5%, 1/1/2023 (Insured; FSA)	2,500,000	2,540,200
Cleveland-Cuyahoga County Port Authority, Revenue,		
Special Assessment/Tax Increment:		
7%, 12/1/2018	2,345,000	2,428,318
7.35%, 12/1/2031	3,655,000	3,836,836
Cleveland Municipal School District, Various Purpose		
Improvement:		
5%, 12/1/2021 (Insured; FGIC)	2,975,000	3,082,487
5%, 12/1/2022 (Insured; FGIC)	1,090,000	1,123,267
Cuyahoga Community College District, General		
Receipts 5%, 12/1/2022 (Insured; AMBAC)	1,500,000	1,550,205
Cuyahoga County:		

HR:

Improvement (MetroHealth Systems Project)		
6.125%, 2/15/2024	4,845,000	5,025,670
Hospital Facilities Revenue (Canton Inc. Project)		
7.50%, 1/1/2030	6,250,000	6,854,562
Mortgage Revenue (West Tech Apartments Project)		
5.95%, 9/20/2042 (Guaranteed; GNMA)	5,295,000	5,487,897

Fairfield City School District,
School Improvement Unlimited Tax:

7.20%, 12/1/2011 (Insured; FGIC) (Prerefunded 2/1/2005)	1,000,000 a	1,102,050
7.20%, 12/1/2012 (Insured; FGIC) (Prerefunded 2/1/2005)	1,250,000 a	1,377,562
6.10%, 12/1/2015 (Insured; FGIC) (Prerefunded 2/1/2005)	2,000,000 a	2,116,480
5.375%, 12/1/2019 (Insured; FGIC)	1,860,000	2,011,162
5.375%, 12/1/2020 (Insured; FGIC)	1,400,000	1,506,974
6%, 12/1/2020 (Insured; FGIC) (Prerefunded 2/1/2005)	2,000,000 a	2,113,840

Findlay 5.875%, 7/1/2017	2,000,000	2,161,260

Forest Hills Local School District

5.70%, 12/1/2016 (Insured; MBIA)	1,000,000	1,112,380

Franklin County, HR:

(Holy Cross Health Systems Corp.)		
5.80%, 6/1/2016	2,000,000	2,082,380
Multifamily (Agler Green LP)		
5.80%, 5/20/2044 (Collateralized; GNMA)	1,200,000	1,237,728

Franklin County Convention Facilities Authority,
Tax and Lease Revenue Anticipation

5.25%, 12/1/2019 (Insured; AMBAC)	2,000,000	2,137,880

Gallia County Local School District 7.375%, 12/1/2004	570,000	581,394

Greater Cleveland Regional Transit Authority

5.65%, 12/1/2016 (Insured; FGIC) (Prerefunded 12/1/2006)	5,445,000 a	5,941,366

Hamilton County:

Sales Tax Revenue		
Zero Coupon, 12/1/2027 (Insured; AMBAC)	17,940,000	5,068,947
Sewer System Revenue:		
5.25%, 12/1/2019 (Insured; MBIA)	1,000,000	1,068,770
5.25%, 12/1/2020 (Insured; MBIA)	1,000,000	1,063,440

Hamilton County, Hospital Facilities Improvement Revenue

(Deaconess Hospital) 7%, 1/1/2012	2,570,000	2,606,057

Highland Local School District, School Improvement:

5.75%, 12/1/2018 (Insured; FSA)	1,675,000	1,884,593
5.75%, 12/1/2020 (Insured; FSA)	2,020,000	2,262,602

Hilliard School District, School Improvement:

Zero Coupon, 12/1/2013 (Insured; FGIC)	1,655,000	1,117,588
Zero Coupon, 12/1/2014 (Insured; FGIC)	1,655,000	1,057,562

Lakota Local School District 6.125%, 12/1/2017 (Insured; AMBAC) (Prerefunded 12/1/2005)	1,075,000 a	1,137,963
Lebanon City School District 5.50%, 12/1/2021 (Insured; FSA)	4,050,000	4,401,054
Lowellville, Sanitary Sewer Systems Revenue (Browning-Ferris Industries Inc.) 7.25%, 6/1/2006	200,000	200,472
County of Mahoning, HR (Forum Health Obligated Group) 6%, 11/15/2032	1,500,000	1,557,720
Marysville Exempt Village School District 5.35%, 12/1/2025 (Insured; FSA)	2,010,000	2,099,144
Massillon City School District, Improvement: 5.25%, 12/1/2019 (Insured; MBIA) 5%, 12/1/2025 (Insured; MBIA)	1,300,000 1,150,000	1,389,622 1,164,387
Miami University, General Receipts Revenue 5.50%, 12/1/2013 (Insured; AMBAC)	2,000,000	2,262,000
Milford Exempt Village School District, School Improvement 6%, 12/1/2020 (Insured; FSA)	1,910,000	2,184,066
City of Monroe, Improvement 5.25%, 12/1/2018, (Insured; FSA)	1,035,000	1,119,404
New Albany Community Authority, Community Facilities Revenue 5.20%, 10/1/2024 (Insured; AMBAC)	2,000,000	2,069,100
North Royalton City School District 6.10%, 12/1/2019 (Insured; MBIA)	2,500,000	2,873,150
State of Ohio: 8.83%, 3/15/2020 (Insured; FSA) PCR (Standard Oil Co. Project) 6.75%, 12/1/2015 (Guaranteed; British Petroleum Co. p.l.c.)	7,760,000 b,c 2,700,000	8,449,942 3,297,942
Ohio Building Authority, State Facilities (Juvenile Correctional Projects) 6.60%, 10/1/2014 (Insured; AMBAC) (Prerefunded 10/1/2004)	1,660,000 a	1,707,991
Ohio Housing Finance Agency, Residential Mortgage Revenue: 6.05%, 9/1/2017 (Guaranteed; GNMA) 6.35%, 9/1/2031 (Guaranteed; GNMA)	1,670,000 200,000	1,754,686 200,802
Ohio Higher Educational Facility Commission, Revenue (Xavier University Project) 5%, 5/1/2023 (Insured; FGIC)	2,250,000	2,305,125
Ohio State University, General Receipts 5.25%, 6/1/2023	2,625,000	2,752,444

Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements 5.50%, 2/15/2026	7,700,000		8,076,453
Ohio Water Development Authority, Fresh Water Revenue 5.90%, 12/1/2015 (Insured; AMBAC) (Prerefunded 6/1/2005)	4,650,000 a		4,911,284
Pickerington Local School District, School Facilities Construction and Improvement 5.25%, 12/1/2020 (Insured; FGIC)	6,000,000	#	6,380,640
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project):			
6.30%, 2/15/2024	2,250,000		2,252,655
6.40%, 2/15/2034	2,500,000		2,504,150
Princeton City School District 5.25%, 12/1/2017 (Insured; MBIA)	2,395,000		2,603,820
Southwest Regional Water District, Water Revenue:			
6%, 12/1/2015 (Insured; MBIA)	1,600,000		1,706,720
6%, 12/1/2020 (Insured; MBIA)	1,250,000		1,333,375
Strongsville, Library Improvement:			
5%, 12/1/2015 (Insured; FGIC)	1,180,000		1,252,782
5.50%, 12/1/2020 (Insured; FGIC)	1,700,000		1,856,009
Summit County 6.50%, 12/1/2016 (Insured; FGIC) (Prerefunded 12/1/2010)	2,000,000 a		2,380,760
Summit County Port Authority, Revenue (Civic Theatre Project) 5.50%, 12/1/2026 (Insured; AMBAC)	1,000,000		1,055,750
Toledo 5.625%, 12/1/2011 (Insured; AMBAC)	1,000,000		1,100,130
Toledo Lucas Count Port Authority, Revenue (Northwest Ohio Bond Fund) 6.375%, 11/15/2032	1,650,000 d		1,656,089
University of Cincinnati:			
General Receipts 5%, 6/1/2021 (Insured; MBIA)	3,040,000		3,126,123
University and College Revenue:			
5.75%, 6/1/2018	2,165,000		2,436,469
5.75%, 6/1/2019	1,500,000		1,682,400
Warren, Waterworks Revenue 5.50%, 11/1/2015 (Insured; FGIC)	1,450,000		1,626,422
Youngstown:			
5.375%, 12/1/2025 (Insured; AMBAC)	2,195,000		2,293,095
5.375%, 12/1/2031 (Insured; AMBAC)	2,370,000		2,610,721

U.S. Related--2.7%

Virgin Islands Public Finance Authority, Revenue:

6.375%, 10/1/2019	3,000,000	3,358,770
6%, 10/1/2022	3,000,000	3,038,970

TOTAL LONG-TERM MUNICIPAL INVESTMENTS
(cost $218,661,546) **229,738,060**

Short Term Municipal Investments--4.4%

Ohio:

Cuyahoga County, Revenue, VRDN (Cleveland Clinic) 1.08% (LOC; Bank of America N.A.)	3,000,000 e	3,000,000
Montgomery County, Revenue, VRDN (Miami Valley Hospital) 1.08% (SBPA; National City Bank of Columbus)	3,600,000 e	3,600,000
Ohio Air Quality Development Authority, PCR, VRDN (Ohio Edison Project) 1.08% (LOC; First Union National Bank)	2,000,000 e	2,000,000
Trumbull County, Health Care Facilities Revenue VRDN (Shepherd Valley) 1.09% (SBPA; Fleet Bank of New York)	2,000,000 e	2,000,000

TOTAL SHORT-TERM MUNICIPAL INVESTMENTS
(cost $10,600,000) **10,600,000**

TOTAL INVESTMENTS--100.0%
(cost $229,261,546) **99.9%** **240,338,060**

CASH AND RECEIVABLES (NET) **0.1%** **232,592**

NET ASSETS **100.0%** **240,570,652**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to
   pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security-the interest rate is subject to change periodically.

c Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions
   exempt from registration, normally to qualified institutional buyers. At July 31, 2004, this security amounted to $8,449,942
   3.5% of net assets.

d Purchased on a delayed delivery basis.

e Securities payable on demand. Variable rate interest- subject to periodic change.

Dreyfus Premier State Municipal Bond Fund,
Pennsylvania Series
Statement of Investments   July 31, 2004 (Unaudited)

	Principal Amount ($)	Value ($)
Long-Term Municipal Investments--96.9%		
Allegheny County 5.25%, 11/1/2021 (Insured; FGIC)	1,795,000	1,899,720
Allegheny County Hospital Development Authority, Revenue (Hospital - South Hills Health) 5.125%, 5/1/2029	2,200,000	1,845,294
Allegheny County Residential Finance Authority, Health Care Facilities Revenue (GNMA Collateralized-Lemington Home for the Aged Project) 5.75%, 5/20/2037	995,000	1,021,387
Allegheny County Sanitary Authority, Sewer Revenue 5%, 12/1/2019 (Insured; MBIA)	2,000,000	2,094,740
Beaver Falls Municipal Authority, Water and Hydroelectric Revenue 5%, 6/1/2012 (Insured; AMBAC)	1,820,000	1,988,004
Bethlehem Area Vocational Technical School Authority, LR 5%, 9/1/2019 (Insured; MBIA)	895,000	928,697
Bradford County Industrial Development Authority, SWDR (International Paper Co. Projects) 6.60%, 3/1/2019	4,250,000	4,401,427
Bucks County Water and Sewer Authority, Revenue: 5.375%, 6/1/2018 (Insured; AMBAC)	1,255,000	1,360,809
Collection Sewer Systems: 5.375%, 6/1/2017 (Insured; AMBAC)	1,340,000	1,457,840
5%, 6/1/2019 (Insured; AMBAC)	1,480,000	1,538,845
Butler County, GO 5.25%, 7/15/2019 (Insured; FGIC) (Prerefunded 7/15/2013)	1,810,000 a	2,011,887
Butler County Industrial Development Authority: Health Care Facilities Revenue (Saint John Care Center) 5.80%, 4/20/2029	6,350,000	6,577,394
MFHR (Greenview Gardens Apartments): 6%, 7/1/2023	475,000	456,560
6.25%, 7/1/2033	880,000	839,863

Charleroi Area School Authority, School Revenue Zero Coupon, 10/1/2020 (Insured; FGIC)	2,000,000	902,820
Council Rock School District 5%, 11/15/2020 (Insured; MBIA)	1,400,000	1,448,286
Cumberland County Municipal Authority, College Revenue (Messiah College) 5.125%, 10/1/2015 (Insured; AMBAC)	1,000,000	1,048,570
Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office) 6%, 1/1/2025	3,000,000	2,645,370
Dover Area School District, GO 5.375%, 4/1/2018 (Insured; FGIC)	2,195,000	2,384,824
Harbor Creek School District, GO 5%, 8/1/2016 (Insured; FGIC)	2,375,000	2,507,929
Harrisburg Authority, Office and Parking Revenue 6%, 5/1/2019 (Prerefunded 5/1/2008)	2,000,000 a	2,234,320
Harrisburg Redevelopment Authority, Revenue:		
Zero Coupon, 5/1/2018 (Insured; FSA)	2,750,000	1,390,977
Zero Coupon, 11/1/2018 (Insured; FSA)	2,750,000	1,356,932
Zero Coupon, 11/1/2019 (Insured; FSA)	2,750,000	1,274,515
Zero Coupon, 5/1/2020 (Insured; FSA)	2,750,000	1,227,242
Zero Coupon, 11/1/2020 (Insured; FSA)	2,500,000	1,087,475
Health Care Facilities Authority of Sayre, Revenue (Guthrie Health Issue):		
5.85%, 12/1/2020	3,000,000	3,141,270
5.75%, 12/1/2021	4,750,000	4,887,608
Kennett Consolidated School District, GO:		
5.25%, 2/15/2017 (Insured; FGIC)	1,440,000	1,554,523
5.25%, 2/15/2018 (Insured; FGIC)	1,895,000	2,037,239
5.25%, 2/15/2020 (Insured; FGIC)	1,000,000	1,066,190
Lower Macungie Township 5.65%, 5/1/2020 (Prerefunded 5/1/2005)	900,000 a	928,278
McKeesport Area School District, GO Zero Coupon, 10/1/2021 (Insured; AMBAC)	3,455,000	1,460,118
Monroe County Hospital Authority, HR (Pocono Medical Center) 5.50%, 1/1/2022	1,455,000	1,514,204

Monroeville Municipal Authority, Sanitary Sewer Revenue 5.25%, 12/1/2016 (Insured; MBIA)	1,095,000	1,184,385
Montgomery County Higher Educational and Health Authority, Revenue First Mortgage (Montgomery Income Project) 10.50%, 9/1/2020	2,670,000	2,674,138
Mount Lebanon School District, GO:		
5%, 2/15/2018 (Insured; MBIA)	1,735,000	1,822,930
5%, 2/15/2019 (Insured; MBIA)	2,870,000	3,000,815
North Allegheny School District:		
5%, 11/1/2013 (Insured; FGIC)	2,475,000	2,700,299
5%, 11/1/2014 (Insured; FGIC)	1,085,000	1,174,003
5.05%, 11/1/2021 (Insured; FGIC)	1,455,000	1,505,416
Northampton County General Purpose Authority, County Agreement Revenue 5.125%, 10/1/2020 (Insured; FSA)	2,225,000	2,338,764
Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project) 5%, 7/1/2017	1,890,000	1,939,556
Pennridge School District 5%, 2/15/2021 (Insured; MBIA)	1,000,000	1,034,760
Pennsylvania Economic Development Financing Authority, Wastewater Treatment Revenue (Sun Co. Inc. - R and M Project) 7.60%, 12/1/2024	4,240,000	4,395,608
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project):		
5.45%, 12/1/2019 (Insured; FGIC)	2,615,000	2,856,417
Zero Coupon, 12/1/2022 (Insured; FGIC)	1,200,000	468,144
Zero Coupon, 12/1/2023 (Insured; FGIC)	3,790,000	1,383,577
Zero Coupon, 12/1/2024 (Insured; FGIC)	3,790,000	1,296,256
Zero Coupon, 12/1/2025 (Insured; FGIC)	3,790,000	1,211,360
Pennsylvania Higher Educational Facilities Authority, Revenue: (State Higher Education System):		
5%, 6/15/2019 (Insured; AMBAC)	560,000	581,538
5%, 6/15/2020 (Insured; AMBAC)	1,915,000	1,977,850
(UPMC Health System) 6%, 1/15/2022	5,000,000	5,265,050

Pennsylvania Housing Finance Agency:		
5%, 4/1/2016	2,000,000	2,064,280
Single Family Mortgage 5.10%, 10/1/2020	5,000,000	5,126,200
Pennsylvania Intergovernmental Cooperative Authority,		
Special Tax Revenue		
(Philadelphia Funding Program):		
5.25%, 6/15/2015 (Insured; FGIC)	1,000,000	1,074,750
5.50%, 6/15/2016 (Insured; FGIC)	2,750,000	2,899,078
5%, 6/15/2018 (Insured; FGIC)	5,580,000	5,824,683
Pennsylvania Public School Building Authority, Revenue:		
(Central Montgomery County Area):		
5.25%, 5/15/2017 (Insured; FGIC)	1,055,000	1,148,863
5.25%, 5/15/2018 (Insured; FGIC)	1,110,000	1,203,173
(Marple Newtown School District Project)		
5%, 3/1/2019 (Insured; MBIA)	3,680,000	3,822,122
Pennsylvania Turnpike Commission,		
Oil Franchise Tax Revenue:		
5.25%, 12/1/2018 (Insured; AMBAC)	3,780,000	4,142,011
5.25%, 12/1/2018 (Insured; AMBAC)	2,740,000	2,949,062
5%, 12/1/2023 (Insured; AMBAC)	425,000	432,939
Philadelphia Authority for Industrial Development, LR		
5.50%, 10/1/2015 (Insured; FSA)	2,870,000	3,181,912
Philadelphia Hospitals and Higher		
Education Facilities Authority,		
Revenue (Jefferson Health System) 5%, 5/15/2011	2,000,000	2,082,860
Philadelphia Housing Authority,		
Capital Fund Program Revenue		
5%, 12/1/2021 (Insured; FSA)	1,685,000	1,734,943
Philadelphia Redevelopment Authority, Revenue		
(Neighborhood Transformation)		
5.50%, 4/15/2018 (Insured; FGIC)	3,600,000	3,954,672
Philadelphia Water and Wastewater, Revenue		
5.60%, 8/1/2018 (Insured; MBIA)	5,605,000	5,897,581
Pittsburgh 5.50%, 9/1/2013 (Insured; AMBAC)	2,580,000	2,765,631

Pocono Mountain School District		
5%, 2/15/2018 (Insured; FGIC)	3,500,000	3,677,380
Schuylkill County Industrial		
Development Authority, Revenue		
(Charity Obligation Group) 5%, 11/1/2014	1,495,000	1,549,044
Scranton School District (Notes):		
5%, 4/1/2018 (Insured; MBIA)	1,390,000	1,451,799
5%, 4/1/2019 (Insured; MBIA)	2,710,000	2,813,088
South Side Area School District, GO		
5.25%, 6/1/2015 (Insured; FGIC)	2,080,000	2,249,437
Southeastern Pennsylvania Transportation Authority,		
Special Revenue 5.375%, 3/1/2017		
(Insured; FGIC)	3,000,000	3,226,410
Spring-Ford Area School District		
5%, 4/1/2021 (Insured; FSA)	1,015,000	1,047,216
State Public School Building Authority:		
School LR (Daniel Boone Area School District Project):		
5%, 4/1/2018 (Insured; MBIA)	1,040,000	1,091,012
5%, 4/1/2019 (Insured; MBIA)	1,070,000	1,116,973
5%, 4/1/2020 (Insured; MBIA)	1,100,000	1,142,658
School Revenue (Tuscarora School District Project)		
5%, 4/1/2023 (Insured; FSA)	750,000	768,240
University Area Joint Authority, Sewer Revenue:		
5%, 11/1/2017 (Insured; MBIA)	1,660,000	1,744,195
5%, 11/1/2018 (Insured; MBIA)	2,010,000	2,102,219
Upper Merion Area School District, GO:		
5.25%, 2/15/2018	1,785,000	1,918,982
5.25%, 2/15/2021	1,000,000	1,059,590
Washington County Industrial Development Authority,		
PCR (West Pennsylvania Power Co. Mitchell)		
6.05%, 4/1/2014 (Insured; AMBAC)	3,000,000	3,147,720
Wilmington Area School District		
5.50%, 9/1/2017 (Insured; FSA)		
(Prerefunded 3/1/2005)	3,550,000 a	3,635,307
Total Long-Term Municipal Investments		
(cost $181,126,151)		**187,378,053**

Short-Term Municipal Investments--2.2%

Allegheny County Industrial Development Authority, Health and Housing Facilities Revenue, VRDN (Longwood) 1.15% (LOC; AGIC)	1,270,000 b	1,270,000
Geisinger Authority, Health System Revenue, VRDN (Geisinger Health System) 1.09%	1,000,000 b	1,000,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN (Children Hospital Project) 1.10% (Insured; MBIA)	1,000,000 b	1,000,000
Schuylkill County Industrial Development Authority, RRR, VRDN (Northeastern Power Co.) 1.10% (LOC; Dexia Credit Locale)	1,000,000 b	1,000,000
Total Short-Term Municipal Investments (cost $4,270,000)		**4,270,000**
Total Investments (cost $185,396,151)	**99.1%**	**191,648,053**
Cash and Receivables (Net)	**0.9%**	**1,780,439**
Net Assets	**100.0%**	**193,428,492**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by
    U.S. Government securities which are held in escrow
    and are used to pay principal and interest on
    the municipal issue and to retire the bonds in
    full at the earliest refunding date.
b Securities payable on demand. Variable
    interest rate-subject to periodic change.
c At July 31, 2004, 27.0% of the fund's net assets are insured by FGIC.

Dreyfus Premier State Municipal Bond Fund, Texas Series
Statement of Investments
July 31, 2004 (Unaudited)

Long Term Municipal Investments--99.0%	Principal Amount($)	Value ($)
Aledo Independent School District		
Zero Coupon, 2/15/2014	1,225,000	796,703
Austin, Utility System Revenue		
5.125%, 11/15/2016 (Insured; FSA)	1,110,000	1,180,774
Austin Convention Enterprises Inc., Revenue		
(Convention Center Hotel) 6.60%, 1/1/2021	1,000,000	1,041,500
Austin Independent School District		
5.75%, 8/1/2015	1,000,000	1,061,430
Brazos Higher Education Authority Inc.,		
Student Loan Revenue 6.80%, 12/1/2004	700,000	710,899
Castleberry Independent School District		
5.70%, 8/15/2021	830,000	876,347
Coastal Water Authority, Water Conveyance System		
6.25%, 12/15/2017 (Insured; AMBAC)	2,170,000	2,173,516
Corpus Christi:		
(Hotel Occupancy) 5.50%, 9/1/2018 (Insured; FSA)	1,955,000	2,151,439
Utility System Revenue:		
5.25%, 7/15/2016 (Insured; FSA)	1,765,000	1,898,205
5%, 7/15/2021 (Insured; FSA)	1,000,000	1,028,060
Del Mar College District		
5.25%, 8/15/2017 (Insured; FGIC)	1,295,000	1,395,893
Denton Independent School District		
Zero Coupon, 8/15/2023	2,630,000	903,563
El Paso Housing Authority, Multi-Family Revenue		
(Section 8 Projects) 6.25%, 12/1/2009	2,510,000	2,588,412
El Paso Independent School District 5%, 8/15/2020	415,000	429,006

Fort Worth:		
General Purpose 5%, 3/1/2020	700,000	726,103
Water & Sewer Revenue 5.25%, 2/15/2016	875,000	929,626
Frisco Independent School District (School Building)		
5.40%, 8/15/2023 (Prerefunded 8/15/2004)	1,155,000 a	1,156,975
Galveston County, Certificate Obligation		
5.25%, 2/1/2018 (Insured; AMBAC)	1,000,000	1,069,630
Grape Creek-Pulliam Independent School District		
Public Facility Corp., School Facility LR		
7.25%, 5/15/2021 (Prerefunded 5/15/2006)	2,200,000 a	2,443,430
Houston, Certificate Obligation:		
5.625%, 3/1/2017 (Prerefunded 3/1/2011)	550,000 a	616,039
5.625%, 3/1/2017	300,000	330,159
Houston, Water & Sewer Systems Revenue:		
5%, 12/1/2018 (Insured; FSA)	1,145,000	1,195,346
Zero Coupon, 12/1/2019 (Insured; FSA)	2,750,000	1,279,850
Irving Independent School District		
Zero Coupon, 2/15/2010	1,985,000	1,610,907
Katy Independent School District 5.75%, 2/15/2020	405,000	442,774
Lakeway Municipal Utility District		
Zero Coupon, 9/1/2013 (Insured; FGIC)	1,850,000	1,244,199
Lubbock Electric Light and Power System		
5%, 4/15/2018 (Insured; MBIA)	505,000	526,104
Lubbock Health Facilities Development Corporation,		
Revenue (Sears Plains Project)		
5.50%, 1/20/2021 (Collateralized; GNMA)	995,000	1,034,183
Lubbock Housing Finance Corporation, MFHR		
(Las Colinas Quail Creek Apartments) 6%, 7/1/2022	1,175,000	1,187,091
McKinney Independent School District		
5.375%, 2/15/2019	1,000,000	1,077,300

Mesquite Independent School District:		
5.50%, 8/15/2019	1,045,000	1,144,191
5.50%, 8/15/2020	1,100,000	1,197,339
North Central Health Facilities Development, Corporation Revenue (Zale Lipshy University Hospital Project)		
5.45%, 4/1/2019 (Insured; FSA)	2,000,000	2,073,280
North Harris Montgomery Community College District		
5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,084,470
San Antonio:		
5%, 2/1/2016	495,000	519,725
5%, 2/1/2016 (Prerefunded 2/1/2008)	5,000 a	5,378
Electric & Gas Revenue:		
5.50%, 2/1/2020	255,000	285,822
5.50%, 2/1/2020	245,000	260,425
Water Revenue		
5.60%, 5/15/2021 (Insured; MBIA)	1,500,000	1,598,880
Schertz-Cibolo-Universal City Independent School District 5.25%, 8/1/2020	1,275,000	1,351,921
Sharyland Independent School District (School Building) 5% 2/15/2017	1,130,000	1,188,093
South Texas Community College District		
5%, 8/15/2017 (Insured; AMBAC)	1,790,000	1,886,445
Texas A & M University, Financing System Revenues		
5.375%, 5/15/2014 (Prerefunded 5/15/2006)	670,000 a	710,689
Texas Department of Housing and Community Affairs, MFHR (Harbors and Plumtree) 6.35%, 7/1/2016	1,300,000	1,346,735
Texas National Research Laboratory Commission Financing Corp., LR (Superconducting Super Collider Project) 6.95%, 12/1/2012	700,000	827,568
Texas Water Development Board, Revenue State Revolving Fund 5.25%, 7/15/2017	1,500,000	1,573,200

Tomball Hospital Authority, Revenue 6%, 7/1/2013	1,500,000	1,510,425
Tyler Health Facility Development Corp., HR (East Texas Medical Center Regional Health):		
6.625%, 11/1/2011	615,000	620,621
6.75%, 11/1/2025	1,000,000	1,001,520
Waxahachie Community Development Corp., Sales Tax Revenue:		
Zero Coupon, 8/1/2020 (Insured; MBIA)	1,430,000	606,720
Zero Coupon, 8/1/2023 (Insured; MBIA)	1,000,000	351,430
Total Investments (cost $54,275,949)	**99.0%**	**56,250,340**
Cash and Receivables (Net)	**1.0%**	**562,992**
Net Assets	**100.0%**	**56,813,332**

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b At July 31, 2004, the fund had $15,564,755 (27.4% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from municipal projects.

Dreyfus Premier State Municipal Bond Fund,
Virginia Series
Statement of Investments   July 31, 2004 (Unaudited)

Long-Term Municipal Investments--99.0%	Principal Amount ($)	Value ($)
Virginia--85.6%		
Alexandria:		
Consolidated Public Improvement		
5.50%, 6/15/2017	2,625,000	2,907,266
GO, Capital Improvement		
5%, 6/15/2012	1,300,000	1,433,159
Alexandria Redevelopment and Housing Authority,		
Multi-Family Housing Mortgage Revenue		
(Buckingham Village Apartments)		
6.125%, 7/1/2021	3,000,000	3,087,180
Amelia County Industrial Development Authority,		
SWDR (Waste Management Project)		
4.90%, 4/1/2005	2,500,000	2,538,825
Arlington County, Public Improvement		
5%, 5/15/2013	1,500,000	1,651,635
Bristol, Utility System Revenue		
5.25%, 7/15/2020 (Insured; MBIA)	2,185,000	2,337,098
Chesapeake, Public Improvement		
5.50%, 12/1/2017	1,750,000	1,929,393
Chesapeake Toll Road, Expressway Revenue		
5.625%, 7/15/2019	1,250,000	1,302,913
Danville Industrial Development Authority, HR		
(Danville Regional Medical Center)		
5.25%, 10/1/2028 (Insured; AMBAC)	1,500,000	1,596,285
Dulles Town Center Community Development Authority,		
Special Assessment Tax		
(Dulles Town Center Project)		
6.25%, 3/1/2026	2,995,000	3,029,203
Fairfax County, Public Improvement		
5%, 6/1/2008	1,000,000	1,084,460
Fairfax County Water Authority, Water Revenue:		
5%, 4/1/2011	1,295,000	1,419,683
5.50%, 4/1/2018	1,655,000	1,826,508
5.50%, 4/1/2019	1,830,000	1,994,389

Hampton Redevelopment and Housing Authority, First Mortgage Revenue (Olde Hampton Hotel Associates Project) 6.50%, 7/1/2016	1,400,000		1,301,020
Henrico County Economic Development Authority, Revenue (Bon Secours Health System, Inc.) 5.60%, 11/15/2030	1,000,000		1,016,140
Industrial Development Authority of Albemarle County, HR (Martha Jefferson Hospital) 5.25%, 10/1/2015	1,445,000		1,522,712
Industrial Development Authority of the County of Prince William, Revenue: Educational Facilities (Catholic Diocese Arlington) 5.50%, 10/1/2033	1,000,000		972,330
Hospital (Potomac Hospital Corp.) 6.85%, 10/1/2025 (Prerefunded 10/1/2005)	1,000,000	a	1,080,120
Residential Care Facility, First Mortgage (Westminster Lake Ridge) 6.625%, 1/1/2026	1,000,000		1,021,360
Industrial Development Authority of the Town of West Point, SWDR (Chesapeake Corp. Project) 6.375%, 3/1/2019	500,000		470,380
Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project) 6.10%, 5/1/2027	2,850,000		2,885,482
Prince William County Park Authority, Revenue 6.875%, 10/15/2016 (Prerefunded 10/15/2004)	3,000,000	a	3,093,870
Richmond, GO Public Improvement 5.50%, 7/15/2011 (Insured; FSA)	1,000,000		1,124,590
Richmond Metropolitan Authority, Expressway Revenue 5.25%, 7/15/2017 (Insured; FGIC)	3,100,000		3,394,717
Roanoke Industrial Development Authority, HR (Carilion Health System) 5.50%, 7/1/2021 (Insured; MBIA)	2,500,000		2,674,350
Virginia Commonwealth Transportation Board: (Federal Highway Reimbursement Notes): 5%, 10/1/2008	1,000,000		1,085,350
5%, 10/1/2011	1,000,000		1,095,000
Transportation Revenue: (Northern Virginia Transportation District Program) 5.25%, 5/15/2017	1,570,000		1,690,042
(US Route 58 Corridor Development Program) 5%, 5/15/2009	1,400,000		1,524,040

Virginia Housing Development Authority, Multi-Family Housing				
5.95%, 5/1/2016	1,000,000			1,039,340
Virginia Polytechnic Institute and State University, Revenue (General Pledge)				
5%, 6/1/2008 (Insured; AMBAC)	1,815,000			1,966,226
Virginia Public Building Authority, Public Facilities Revenue:				
5.50%, 8/1/2012	1,000,000			1,110,870
5.75%, 8/1/2018	2,700,000			3,010,095
Virginia Resource Authority, Clean Water Revenue State Revolving Fund, Revenue:				
5.25%, 10/1/2012	1,000,000			1,118,840
5.375%, 10/1/2022	3,035,000			3,259,620
Virginia State University, Virginia Commonwealth University, Revenue				
5.75%, 5/1/2021 (Prerefunded 5/1/2006)	1,200,000	a		1,302,720
Washington Metropolitan Area Transit Authority, Gross Revenue Transit Bonds				
5%, 7/1/2010 (Insured; MBIA)	800,000			876,848
U. S. Related--13.4%				
The Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds				
6%, 7/1/2026 (Prerefunded 7/1/2010)	1,500,000	a		1,723,500
Commonwealth of Puerto Rico:				
9.761%, 7/1/2012 (Insured; MBIA)	2,950,000	b, c		3,748,919
(Public Improvement):				
5.50%, 7/1/2012 (Insured; MBIA)	50,000			56,770
6%, 7/1/2026 (Prerefunded 7/1/2007)	1,500,000	a		1,679,355
Virgin Islands Public Finance Authority, Revenue Gross Receipts Taxes Loan Note				
6.50%, 10/1/2024	3,000,000			3,373,710
Total Investments (cost $74,735,679)	**99.0%**			78,356,313
Cash and Receivables (Net)	**1.0%**			789,283
Net Assets	**100.0%**			79,145,596

Notes to Statement of Investments:

a Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security - the interest rate is subject to change periodically.

c Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2004, this security amounted to $ 3,748,919 or 4.7% of net assets.